Exhibit (b)(ii) under Form N-1A
                                           Exhibit 3(ii) under Item 601/Reg. S-K

                              MARSHALL FUNDS, INC.

                           Amendment #1 to the By-Laws

                           Effective: October 27, 1997

Strike Section 1 - Certificates, of Article V - Shares and Their Transfer, and replace it with the following:

               Section 1. CERTIFICATES. The Corporation, in its discretion, may issue share certificates. All share certificates shall be signed by the Chairman, the President, or any Vice President and by the Treasurer or Secretary or any Assistant Treasurer or Assistant Secretary and may be sealed with the Seal of the Corporation. The signatures may be either manual or facsimile signatures and the Seal may be either facsimile or any other form of seal. Certificates for shares for which the Corporation has appointed an independent Transfer Agent and Registrar shall not be valid unless countersigned by such Transfer Agent and registered by such Registrar. In case any Officer who has signed any certificate ceases to be an Officer of the Corporation before the certificate is issued, the certificate may nevertheless be issued by the Corporation with the same effect as if the Officer had not ceased to be such Officer as of the date of its issuance. Share certificates shall be in such form not inconsistent with law and these By-Laws as may be determined by the Board of Directors.